UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CTRIP.COM INTERNATIONAL, LTD.

Name of Issuer

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100**

(CUSIP Number)

Herman Yu, Chief Financial Officer
Telephone: +(86 10) 5992-8888
Email: ir@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District, Beijing 100085
The People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 0.125 of an Ordinary Shares, par value $0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 22943F100	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,644,917.5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,644,917.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,644,917.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON CO

* Percentage calculated based on a total of 73,552,185 Ordinary Shares issued and outstanding as of September 25, 2019, as disclosed by the Issuer in its final prospectus supplement dated September 25, 2019.

CUSIP No. 22943F100	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,644,917.5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,644,917.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,644,917.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON CO

* Percentage calculated based on a total of 73,552,185 Ordinary Shares issued and outstanding as of September 25, 2019, as disclosed by the Issuer in its final prospectus supplement dated September 25, 2019.

CUSIP No. 22943F100	SCHEDULE 13D	Page 4 of 6

 This Amendment No. 4 to Schedule 13D is filed by the undersigned to amend the statement on Schedule 13D, filed on November 4, 2015 (the “Original Filing”), as amended by Amendment No. 1 to the Original Filing, filed on December 14, 2015, Amendment No. 2 to the Original Filing, filed on January 20, 2016, and Amendment No. 3 to the Original Filing, filed on September 12, 2016.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source or Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 is also hereby amended and supplemented by adding the following at the end:

On October 1, 2019, Baidu Holdings Limited sold in an underwritten secondary public offering (“the Offering”) an aggregate of 36,000,000 ADSs representing 4,500,000 Ordinary Shares at a public price of US$28 per ADS.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) is hereby amended and restated in its entirety as follows:

(a)       As of the date hereof, (i) Baidu Holdings Limited beneficially owns 8,644,917.5 Ordinary Shares (including 991,852.5 Ordinary Shares represented by ADSs) or 11.8% of the issued and outstanding Ordinary Shares and (ii) Baidu, Inc., as the sole shareholder of Baidu Holdings Limited, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 8,644,917.5 Ordinary Shares (including 991,852.5 Ordinary Shares represented by ADSs) or 11.8% of the issued and outstanding Ordinary Shares.

CUSIP No. 22943F100	SCHEDULE 13D	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end:

Underwriting Agreement

In connection with the Offering, on September 26, 2019, Baidu Holdings Limited entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs (Asia) L.L.C., J. P. Morgan Securities LLC (collectively, the “Underwriters”) and the Issuer. Under the terms of the Underwriting Agreement, the Underwriters were granted a 30-day option period to purchase from Baidu Holdings Limited up to an additional 4,695,648 ADSs representing 586,956 Ordinary Shares, which was exercised in full in accordance with an option exercise notice dated September 27, 2019 from the Underwriters to Baidu Holdings Limited.

Lock-up Agreement

In connection with the Offering, subject to certain customary exceptions, Baidu Holdings Limited has agreed to be subject to lock-up restrictions for one hundred and eighty (180) days after the Offering.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 Underwriting Agreement dated September 26, 2019 by and among Goldman Sachs (Asia) L.L.C., J. P. Morgan Securities LLC, Baidu Holdings Limited and the Issuer.

Exhibit 2 Lock-up Agreement dated as of September 26, 2019 by Baidu Holdings Limited to Goldman Sachs (Asia) L.L.C. and J. P. Morgan Securities LLC.

CUSIP No. 22943F100	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2019

Baidu Holdings Limited
By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li Title: Director

Baidu, Inc.
By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li Title: Director